Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PaidWorkout Corp.
2301 Collins Ave Suite 318
Miami Beach , FL 33139
https://paidworkout.com/

Up to $1,069,997.50 in Class B Common Stock at $0.65
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PaidWorkout Corp.
Address: 2301 Collins Ave Suite 318, Miami Beach , FL 33139
State of Incorporation: FL
Date Incorporated: May 15, 2020

Terms:

Equity

Offering Minimum: $9,999.60 | 15,384 shares of Class B Common Stock
Offering Maximum: $1,069,997.50 | 1,646,150 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.65
Minimum Investment Amount (per investor): $250.25

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses</u>

<u>Time-Based</u>

Friends and Family - First 5 days | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

<u>Amount Based</u>

Tier 1 perk - ($500 + free month of challenges (home groups))

Tier 2 perk - ($1000 + Exclusive investor challenge + PW Swag)

Tier 3 perk - ($5,000+ Exclusive investor challenge + free high roller + PW Swag)

Tier 4 perk - ($10,000+ Exclusive investor challenge + free high roller entry + new apple watch + 5% bonus shares)

Tier 5 perk - ($25,000+ Exclusive investor challenge + free high roller entry + new apple watch 10% bonus shares)

Tier 6 perk - ($50,000+ Exclusive investor challenge + free high roller entry + new apple watch + 15% bonus shares)

*All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Paid Workout Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $.65 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $65. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

** Note that non-bonus share perks do stack with the other live offering perks. All perks occur when the offering is completed.*

** All perks occur when the offering is completed which will be the highest bonus rate they are eligible for.*

Perk Information

Investor Challenge - We will create a special investor challenge that only investors at these levels will be able to see and participate in. They will have to create profiles on the app in order to participate and we can set the payout @ $1000 and we can either do cash payout and certificate for bragging rights or we can direct the payout to any charity the winner chooses.

PW Swag – we have workout clothes (leggings, shirts, t-shirts) and water bottles that we can send in a branded box with a personalized thank you card

High roller challenge – free entry into our current running high roller challenge on the app

Free month of Home Groups – user registers for app and is given 4 free weeks of home groups to participate in and potentially win cash!

The Company and its Business

Company Overview

Paid Workout is a corporation organized under the state of Florida (formerly PaidWorkout LLC) and is a fitness motivation app avaiable on IOS and Android. Founder, Michael Bluestein and Nicole Pekerman saw an opportunity in the $4.4B

Global Fitness Market and more specifically in the $839M North American share of fitness and weightloss apps to develop a new motivational fitness app that focuses on wellness gaming. The app hosts fitness and activity challenges ranging from 30 minutes to 7 days. Users register for challenges, pay an entrance fee and top 3 individuals on the leaderboard win cold hard cash. Paid Workout has a variety of challenges where users can choose their own activity. In addition, Paid Workout has PWCoaches that lead classes and challenges for cash payouts. Paid workout is specifically designed to optimize and change behavior of users to improve physical activity over time and keep users encouraged with intinsic and extrinsic motivation factors. The Paid Workout platform helps trainers and coaches expand and monitze their networks. Additionaly, Paid Workout has access to rich fitness data for all individuals on the platfrom where we can analyze to the minute health data for each user. Paid Workout has filed provisional patent application for cheating detection and converting health data into active scores via proprietary algorithm.

Competitors and Industry

While there are many fitness apps, there are very few fitness motivation apps in the market. Paid Workout is a complimentary app for fitness focused apps and programs big and small. One can be a member at a large gym, boutique gym or at home subscription service with or without hardware and still use Paid Workout, participate in challenges and win cash. The closest competitors for Paid Workout are healthywage, dietbet, sweatcoin and carrot. These are solely weight loss focused programs or step focused programs vs. being able to do any activity. Additionally, some give away coins or gift cards we give away CASH which we believe is much more motivating to users.

Current Stage and Roadmap

We belive Paid Workout's future is bright and expansive. We exist to drive wellness through movement for all. With the current seed round we are focusing on exponentially growing our user base and creating exciting app features along with coach collaboration. With increased marketing investment, we will gain a significant user base and change the trajectory of the company. Within the next five years Paid Workout is looking to develop partnerships from both a B2C and B2B perspectives with collaborations with events, branded partnerships, live tent pole opportunities, broadcast opportunities and even a white label B2B integration within corporate organization and insurance organization with white label offerings and the capability to layer Paid Workout programming into organizational health and wellness benefits offerings.

The Team

Officers and Directors

Name: Nicole Pekerman

Nicole Pekerman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Chief Executive Officer
  Dates of Service: May 15, 2020 - Present
  Responsibilities: Nicole is responsible for the strategic direction and execution of Paid Workout's business plan. $0 salary will be paid.

- **Position:** Director
  Dates of Service: May 15, 2020 - Present
  Responsibilities: Oversee the operations of management of the company

Other business experience in the past three years:

- **Employer:** Restaurant Brands International
  Title: Vice President Marketing Tim Hortons Global
  Dates of Service: October 01, 2019 - January 01, 2021
  Responsibilities: • Responsible for marketing & creative across all mediums including in store POP creative and evolution to digital signage and new communication hierarchy • Manage a team of 8 people at varying levels including directors, SBMs and BMs • Consultant on Tims Thailand Launch • Built 21 campaigns to date including the iconic Holiday Campaign, Roll Up the Rim, and the most successful product launch campaign in the last 5 years, Dream Donuts, driving significant incrementality and re-invigoration of baked goods category • Developed updated visual identity system for Tims, evolving in-store and OOH look/feel • Created and validated value framework for advertising all future value offerings • Launched team processes to optimize innovation and marketing collaboration • Optimized calendar to reduce brand risk YTG • Developed and shared communication with franchisees to sell in communication and innovation. Marketing Lead for all Franchise communications and presentations • Let all Covid marketing and communication including COVID safety campaign and first responders campaign that improved brand sentiment by 37% and increased brand trust by 54% • Launched Tims first ever female oriented hockey campaign and negotiated with Matel to launch 2 female hockey barbies that focused on diversity and inclusion from Tims

Other business experience in the past three years:

- **Employer:** Weston Foods
  Title: Head of Marketing, Brand Build, Digital/Social/PR, Licensing/Sponsorships & Marketing Services
  Dates of Service: December 01, 2017 - October 01, 2019
  Responsibilities: • Responsible for all marketing and creative communication across $2.2B organization including relaunch of Weston Foods • Manage a team of 15 and up to 35 team members total • Built 4 Centers of Excellence including

1) Strategy/Brand Equity Building 2) Social/Digital/PR 3) Internal graphic design agency, 4) Licensing/Partnerships • Brought in licensing deals that will unlock $200M of growth over 3 years • Developed corporate brand strategy across 50+ TMs. • Built brand identity model for all activating brands including ACE, Wonder, D'Italiano and Country Harvest • Developed winning marketing programs including D'Italiano Tenor Takeover, Dave's Killer Bread Club Fed, Country Harvest #Allbreadwinners; category driving #teambread; Wonder Power of Softness, ACE Break for Great Bread and more! • Developed growth strategies across branded & unbranded categories including cakes, pies, donuts • Optimized spend to maximize efficiencies and drive 70%/30% working/non-working split • Developed online retailer strategy including Amazon and Loblaw Click & Collect • Developed strategic partnerships including those with Starbucks, Toronto Blue Jays, MLSE (Raptors/Leafs), Avocados from Mexico, McDonalds, TIFF/E-Talk and Mabel's Labels • Developed winning marketing programs including D'Italiano Tenor Takeover, Dave's Killer Bread Club Fed, Country Harvest #Allbreadwinners; category driving #teambread; Wonder Power of Softness, ACE Break for Great Bread and more!

Name: Michael Bluestein

Michael Bluestein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer & Co-Founder
  Dates of Service: May 15, 2020 - Present
  Responsibilities: Responsible for overseeing the development of the applications and system as well as internal controls and legal - $0 salary will be paid.

- **Position:** Director
  Dates of Service: May 15, 2020 - Present
  Responsibilities: Overseeing the management of the Company

Other business experience in the past three years:

- **Employer:** CC Corporate Counsel Professional Corporation
  Title: Founding Partner
  Dates of Service: September 01, 2015 - Present
  Responsibilities: Managing the law firm practice and its operations

Other business experience in the past three years:

- **Employer:** Canadian Securities Exchange
  Title: Director
  Dates of Service: October 01, 2020 - Present

Responsibilities: Chair of the regulatory oversight committee

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for fitness challenges. Our revenues are therefore dependent upon the market for online fitness challenges.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a non-voting holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
PaidWorkout was formed on May 15, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PaidWorkout has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history and minimal revenue. If you are investing in this company, it's because you think that PaidWorkout is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several patent applications, unregistered trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in

light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the current state of gaming laws and skill based competition which is governed by each state and the federal government. The laws and regulations concerning fitness competitions may be subject to change and if they do then the selling of services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell its services and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including software development, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AWS or Microsoft or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PaidWorkout could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nicole Pekerman	3,000,000	Class A Common Stock	39.0
Michael Bluestein	3,000,000	Class A Common Stock	39.0
Steven Mandell	854,167	Class A Common Stock	11.0
Marc Elkman	854,167	Class A Common Stock	11.0

The Company's Securities

The Company has authorized Class B Common Stock, and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,646,150 of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

This class as the same rights as the common stock except for voting. They are equal with the Class A Common Stock on dividends, distributions, liquidation, etc. The Class B Common Stock have equality of exchange on a merger and they benefit from equal captial reorganizations as those that may be done to the Class A Common stock. (*See exhibit F for details*)

The holders of Class B Common Stock shall have no voting rights except as required by the Florida Business Corporation Act. Where shares of Class B Common Stock are entitled to vote, each holder of Class B Common Stock shall have one vote in respect of each share of Class B Common Stock held of record solely on the matters as to which such shares are entitled to vote and subject to the rights and limitations specified by the Florida Business Corporation Act.

Class A Common Stock

The amount of security authorized is 50,000,000 with a total of 7,708,333 outstanding.

Voting Rights

1 vote per 1 share. Voting on all matters as permitted under the act.

Material Rights

Please see material rights of Class B Common Stock for a description of Class A Common Stock Material rights. Additionally Class A Common Stock holders have the below Right of First Refusal.

Right of First Refusal

In the event that the Board determines that it is in the best interests of the Company to raise additional capital, the Board may sell additional Shares (the "Additional Shares"). However, the decision to sell Additional Shares, the number of Additional Shares to be sold, and the price and terms of the sale of the Additional Shares, shall require the prior written consent of Shareholders holding a majority of the Shares outstanding. Assuming the prior written consent of such Shareholders is obtained, such sale of Additional Shares shall be conducted on the following terms:

(i) The Company will offer each of the holders of the outstanding Shares the right to acquire such holder's pro rata portion of the Additional Shares (on the basis of their ownership of Shares) on the price and terms approved by the Board with the prior written consent of such Shareholders. In the event that any of the holders do not subscribe to purchase their pro rata portion of the Additional Shares, the remaining Additional Shares will be offered to those holders who did subscribe to purchase their pro rata portion.

(ii) In the event that all of the Additional Shares are not acquired by the existing holders of the Shares, then the Company may sell the remaining Additional Shares to one or more third party investors approved by the Board of Directors.

(iii) Each purchaser of the Additional Shares must agree to be bound by the terms and conditions of this Agreement as a condition to the purchase of such Additional Shares. The holder of the Additional Shares will have the same rights and duties under this Agreement as each other holder of Shares.

(*Section 4.3(b) of Shareholders Agreement)*

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a

company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: founder shares
  Date: May 15, 2020
  Offering exemption relied upon: Founder shares

- **Name:** Class A Common Stock (subject to vesting)
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Incentive shares to assist with growing the business
  Date: July 19, 2021

Offering exemption relied upon: founder shares

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

The Company has cash of less than $1,000, a working capital deficiency of approximately $65,000 and an accumulated deficit of approximately $65,000 at December 31, 2020. The Company was in its development stage in its inception year and incurred a net loss of approximately $65,000. The Company expects to continue incurring losses in the foreseeable future and will need to raise additional capital to fund its operations, meet its obligations in the ordinary course of business and execute its longer-term business plan.

The Company has been funded by its founders and will continue to be until the completion of its financing.

Foreseeable major expenses based on projections:

The majority of expenses are salaries relating to software development, marketing and advertising epenses and management salaries. While we will be spending on our team to improve our application and breadth of offerings, we will also be spending a significant amount of our funds on customer acquisition and user rentention.

Future operational challenges:

We look to expand our footprint in other regions for which we will have to adapt to their legal frameworks for games of skill.

Future challenges related to capital resources:

We require enough capital to grow the business with a specific focus on feature development, partnerships, customer acquisiton and retention. All of these activities are capital intensive and our growth will depend on having financial resources available to us.

Future milestones and events:

We are presently working on two large partnerships with a national boutique gym and another with a well known marathon - both of these events will increase our user count greatly and enhance our revenue. With the financing we are aiming to acquire 1,000,000 downladed users and 200,000 converted free-to-pay users within 18 months; this may requrie additional financings in the future. We are also currently rolling out our coaches and trainers program which provide a platform for trainers to bring their users online virtually and allow them to compete in the trainer's program for a cash prize while the trainer can monitor their user's physical activity in near real-time.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Presently we rely on shareholder loans to fund the current operations of the company. The funds from this campaign will be critical to the viability of the company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to our company operations and will help to change the trajectory of our growth by allowing us to increaese marketing spend and staffing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

All cash coming into the business will be from this financing and critical for viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum financing will not cover much of our monthly burn rate. The company will remain reliant on shareholder loans if only the minimum is achieved. The minimum monthly burn is ~$30K USD

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum monthly burn rate is around $75k. We will be able to increase the spending needed to acquire more users and develop further features and with such anticipated spend we should be able to operate for 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

None other than the current shareholder advances

Indebtedness

- **Creditor:** CC Corporate Counsel Professional Corporation
  Amount Owed: $380,471.99
  Interest Rate: 1.0%
  Maturity Date: December 31, 2023

- **Creditor:** CC Corporate Counsel Professional Corporation
  Amount Owed: $116,750.00
  Interest Rate: 1.0%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** CC Corporate Counsel Professional Corporation
  Names of 20% owners: Michael Bluestein - 100%
  Relationship to Company: 100% owned by Michael Bluestein
  Nature / amount of interest in the transaction: Provided shareholder loans to finance the operations of the Company through an affiliated entity CC Corporate Counsel PC
  Material Terms: The loan is based on a promissory note with interest of 1% due on December 31, 2023. The note is a grid note where additional monthly advances are added to it until the financing closes. The first note is due December 31, 2021 for approximately $116,000 USD.

- **Name of Entity:** CC Corporate Counsel Professional Corporation
  Names of 20% owners: Michael Bluestein owns 100%
  Relationship to Company: Michael Bluestein owns 100%

Nature / amount of interest in the transaction: Up to $500,000 USD
Material Terms: Subsequent to year-end, the Company entered into an unsecured line of credit agreement with a related party, such that the Company could borrow up to $500,000. The line of credit bears interest at the rate of 1% per annum and has a maturity date of December 31, 2023. In 2021 through the date of issuance of these financial statements, the Company received advances and loan proceeds from a Member of the Company and related party had drawn approximately $421,000 under the line of credit. in the amount of approximately $421,000.

Valuation

Pre-Money Valuation: $5,010,416.45

Valuation Details:

The pre-money valuation has been calculated assuming that any shares reserved for issuance under any stock plan are not issued and all vesting shares are not issued.

This valuation was determined internally without a formal-third party independent evaluation.

We looked at various valuations on other crowdfunding sites with similar products and similar stages of development, including:

VirZOOM, The future of fitness, which is a VR fitness platform. They launched a crowdfunding campaign with a pre-money valuation of $30MM and seed valuation cap of $6.5MM.

305 Fitness - SeedInvest started its seed round with a valuation of $25MM.

We also spoke with various VCs and other financial advisors on comparables. The multiple VC firms we spoke with agreed that this valuation was reasonable. Based on the other seed opportunities in similar industries we feel that our valuation is extremely reasonable.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If we raise the minimum, 100% after fees will go to Marketing/Advertising/SEO. We will use funds to gain additional users.

If we raise the over allotment amount of $1,069,997.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  If we raise the maximum, 50% after fees will go to Marketing/Advertising/SEO. We will use funds to gain additional users. We will focus our spend on user acquisition, user retention and brand awareness

- *Research & Development*
  25.0%
  We will continue to enhance our product suite and offering new features and improve upon our existing platform. We will be able to offer integrations to more wearables to track fitness data for a broader audience.

- *Company Employment*
  21.5%
  We will be utilizing the remainder to hire staff and provide salaries for current employees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://paidworkout.com/ (www.paidworkout.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/paid-workout

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PaidWorkout Corp.

[See attached]

PAIDWORKOUT CORP.

Financial Statements
Independent Accountants' Review Report

For the Period from Inception on May 15, 2020
through December 31, 2020

PAIDWORKOUT CORP.

Index to Financial Statements

L J S O L D I N G E R
A S S O C I A T E S

Certified Public Accountants and Business Consultants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Management and Board of
PaidWorkout Corp.
Miami Beach, Florida

We have reviewed the accompanying financial statements of PaidWorkout Corp. (a Florida corporation) (formerly PaidWorkout, LLC), which comprise the balance sheet as of December 31, 2020, and the related statement of operations and members' deficit and cash flows for the period from inception on May 15, 2020 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

LJ Soldinger Associates, LLC

Deer Park, Illinois
September 14, 2021

21925 Field Parkway, Suite 240 Deer Park, IL 60010 Tel: 847-726-8100 Fx: 847-726-6770 www.soldinger.com

PAIDWORKOUT CORP.
Balance Sheet
December 31, 2020

ASSETS

Current assets	
Cash	$ 524
Prepaid expenses	52,000
Total current assets	52,524
Total assets	$ 52,524

LIABILTIES

Current liabilities	
Loans and advances from members	117,240
Total current liabilities	117,240
Total liabilities	117,240
Members' deficit	(64,716)
Total liabilities and members' deficit	$ 52,524

See accompanying notes and independent accountants' review report.

PAIDWORKOUT CORP.
Statement of Operations and Members' Deficit
For the Period from Inception on May 15, 2020 through December 31, 2020

Operating expenses		
Research and development	$	46,701
Selling, general and administrative expenses		18,015
Total operating expenses		64,716
Loss from operations		(64,716)
Income taxes		-
Net loss		(64,716)
Beginning members' equity		-
Ending members' deficit	$	(64,716)

See accompanying notes and independent accountants' review report.

PAIDWORKOUT CORP.
Statement of Cash Flows
For the Period from Inception on May 15, 202 through December 31, 2020

Cash flow from operating activities		
Net loss	$	(64,716)
Adjustments to reconcile net loss to net cash used in operating activities		
Expenses paid directly by related party loans		64,750
Net cash provided by operating activities		34
Investing activities:		
Net cash used in investing activities		-
Financing activities:		
Proceeds from member loans and advances		490
Net cash provided by financing activities		490
Net change in cash		524
Cash at beginning of period		-
Cash at end of period	$	524
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Supplemental Non-Cash Information		
Prepaid expenses paid directly by related party loan	$	52,000

See accompanying notes and independent accountants' review report.

Note 1 - The Company, Description of the Business and Going Concern

Overview

PaidWorkout Corp. (the "Company" and "PaidWorkout") was originally formed as a Florida limited liability company on May 15, 2020 as PaidWorkout, LLC. In September 2020, the Company converted to a C Corporation and changed its name.

Nature of the Business

PaidWorkout is a digital fitness company that has developed the Paid Workout app for Android and Apple iOS (the "App"). The App is designed to motivate users to get active via challenges, which provides users the opportunity to pay entry fees to compete against people of similar demographics and capabilities for payouts based on their own abilities and effort (the "Service"). That is, the Service is designed as a skill gaming platform where users compete against other users in fitness competitions to win prizes.

Paid Workout hosts fitness challenges such as (i) Our Home Group which is a 7 day long fitness challenge for people to get active with people of their own skill level; (ii) Dash on Demand and Dash to Cash which are 30 or 60 minute competitions on demand where cash is awarded immediately afterwards; (iii) High Roller Challenges which are week-long challenges with jackpots of $250 to$1,000 or more; (iv) Friends Challenges where friends can compete with each other to win cash based on how many people join the challenges; and (v) Coach Challenges which are 1 day or 7 day programs lead by coaches who are giving on-demand instructional videos of what to do while you work out and gain points to win doing the exercises shown.

Our model helps people to get active with the help of money as a motivator. As well, our App helps coaches and trainers monetize their user base by creating challenges, having their user base join the challenge while they earn a large portion of the pot net of winnings.

The App launched on January 4, 2021, and through August 31, 2021 has had over 31,000 downloads and 21,000 conversions to signed up users and over 2,600 winners of challenges.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

The Company has cash of less than $1,000, a working capital deficiency of approximately $65,000, and an accumulated deficit of approximately $65,000 at December 31, 2020. The Company is in its development stage in its inception year and incurred a net loss of approximately $65,000. The Company expects to continue incurring losses in the foreseeable future and will need to raise additional capital to fund its operations, meet its obligations in the ordinary course of business and execute its longer-term business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year from the date that these financial statements are issued. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 1 - The Company, Description of the Business and Going Concern (Continued)

The Company's future capital requirements and the adequacy of its available funds will depend on many factors, including its ability to successfully commercialize its products and services, competing technological and market developments, and the need to enter into collaborations with other companies or acquire other companies or technologies to enhance or complement its product and service offerings.

Management believes that the Company has access to capital resources through potential issuances of debt and equity securities. The ability of the Company to continue as a going concern is dependent on the Company's ability to execute its strategy and raise additional funds. Management is currently seeking additional funds, primarily through the issuance of equity securities for cash, to operate its business. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations in the case of debt financing or cause substantial dilution for our stockholders in the case or equity financing. In addition to the foregoing, based on the Company's current assessment, the Company does not expect any material impact on its long-term development timeline and its liquidity due to the worldwide spread of a novel strain of coronavirus ("COVID-19"). However, the Company is continuing to assess the effect on its operations by monitoring the spread of COVID-19 and the actions implemented to combat the virus throughout the world.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition

Revenue is recognized when control of the promised service is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company will charge its users a fee to join a challenge group which will pay out a portion of the fees collected to the winners of that challenge and the payout will generally be a fixed sum set prior to the start of the challenge. The members of the challenge group will pay in advance, primarily by credit card or through payment processors and, subject to certain conditions identified in our terms and conditions, generally all purchases will be final and non-refundable. The Company will satisfy its performance obligations and therefore will recognize the fees as revenue upon the completion of the challenge.

Note 2 - Summary of Significant Accounting Policies (Continued)

The fees collected from users will be recognized as revenue on a gross basis as the Company will be the principal in the delivery of the service of organizing, collecting and paying the members of the challenge group. The Company has concluded it is the principal because it will control the services before delivery to the users, it will be primarily responsible for the delivery of the services to its users and will have discretion in setting prices charged to users. The Company also will have unilateral ability to accept or reject a transaction based on criteria established by the Company.

Income Taxes

The Company follows the guidance of FASB ACS 740-10 which relates to the *Accounting for Uncertainty in Income Taxes*, which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax positions. This interpretation prescribes a comprehensive model for financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

The Company is taxed as a partnership, or pass- through entity, under the provisions of the Internal Revenue Code (see Note 7). Consequently, the members of the Company are fully responsible for all income tax-based liabilities arising out of the operation of the Company. Therefore, no provision or liability for federal or state income taxes for the Company has been included in the financial statements.

Research and Development

Research and Development (R&D) costs are charged to expense as incurred. R&D expenses consist primarily of contracted for development and ongoing enhancement costs associated with our App.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred.

New Accounting Standard

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. Under this new guidance, an entity will be required to recognize a right-of-use asset and lease liability for both finance and operating leases, initially measured at the present value of the lease payments in the balance sheet. The amendments in this ASU are effective for nonpublic entities for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact that this standard will have on the Company's financial statements.

Note 3 - Prepaid expenses

As of December 31, 2020, the Company contracted with a third party in the amount of $52,000 for certain promotion activities to be performed in January 2021.

Note 4 - Related Party Loans and Advances

As of December 31, 2020, a member and related party advanced the Company $490. The advance is undocumented, due on demand and non-interest bearing. As of December 31, 2020, a member and related party entered into a 1-year, unsecured loan agreement with an interest rate of 1% per annum for a total of $116,750. The Company did not record any discount due to the short-term nature of the loans and did not accrue interest as of December 31, 2020 as the amounts were deemed immaterial.

Note 5 - Members' Equity

As of December 31, 2020, the Company had 6,000,000 Membership Units authorized. As of part of the articles of formation, the two members were to contribute $300,000 and receive 3,000,000 units. As of December 31, 2020, neither member had contributed their $300,000 commitment. In the event of a liquidating distribution, assets are to be distributed to members in accordance with each member's percentage interest.

Note 6 - Commitments and Contingencies

The Company may be involved in certain legal proceedings that arise from time to time in the ordinary course of its business. Legal expenses associated with any contingency are expensed as incurred.

Note 7 – Subsequent Events

The Company evaluated all significant events or transactions that occurred through September 14, 2021, the date that the financial statements were available to be issued.

In September 2021, the Company filed amendments to its Articles of Formation and changed its name to PaidWorkout Corp. and converted to a C Corporation under the regulations of the Internal Revenue Service.

Subsequent to year-end, the Company entered into an unsecured line of credit agreement with a related party, such that the Company could borrow up to $500,000. The line of credit bears interest at the rate of 1% per annum and has a maturity date of December 31, 2023. In 2021 through the date of issuance of these financial statements, the Company had drawn approximately $421,000 under the line of credit.

From January 4, 2021 through August 31, 2021, the Company has recorded over $46,000 of revenue.

In July 2021, the Company entered into agreements with two non-employee contractors to provide services to the Company related to capital raises. As compensation for those services, the Company granted contractors the ability to vest in up to 2 million Membership Units each. The Units vest 750,000 each immediately with the remaining 1,250,000 Units each vesting monthly ratably over 24 months. In the event of a change of control transaction occurring, all unvested Units automatically vest.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

PaidWorkout

The Fitness Motivation App That's Gamified Wellness


WORKOUT. WIN.
GET PAID.

Website | Miami Beach , FL | HEALTH TECH

$0.00 raised

0 Investors	$5.01M Valuation
$0.65 Price per Share	$250.25 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Paid Workout is a fitness motivation app that gamifies and incentivizes fitness and activity. We believe this app is driving the growth of wellness gaming! Founders Nicole Pekerman and Michael Bluestein saw an opportunity to motivate people to jump-start their fitness journey by customizing and rewarding short-term wins as an encouragement model. The British Journal of Sports Medicine determined that regardless of fitness level, frequency of exercise, or the reason for working out, people are much more likely to maintain a fitness program when money is involved.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Acquired more than 20,000 in its first 6 months of launch, paid users over $65,000 in payouts while also creating a marketplace for fitness enthusiasts and a platform for trainers to monetize their audience.
- They have a conversion rate from free to paid membership of 12.5% percent, which is more than double that of industry standard.
- The global fitness app market is $4.4 billion and the global fitness industry is worth close to $100 billion.

OVERVIEW

Bet on yourself because health is wealth


GET PAID IN 5 STEPS
POWER HOUR
COMPLETED
YOU'RE A WINNER
$30
$50
$40

Paid Workout uses motivation techniques that are scientifically proven to spur action and help users stay consistent with their workout program. Users don't have to subscribe to any specific type of program, rather, we put them in custom "Home" groups based on their fitness and activity goals. From there, users compete within their group on a weekly basis for a chance to earn cash rewards and get paid for working out. Our app is specifically designed to be target-group focused and process-oriented for ongoing motivation. It's one of the first fitness apps to combine short-term goals and weekly payouts. We centered our focus on building a healthy lifestyle, that's based on changing how our users feel and not how they look.

THE PROBLEM

People lack motivation to be fit


25%
OF AMERICANS
GET NO PHYSICAL
ACTIVITY AT ALL

We all know that one of the key tenets of maintaining one's wellness is consistent physical activity. The US Department of Health and Human Services recommends 150 minutes of aerobic activity as well as strength training for all major muscle groups at least twice per week. Unfortunately , more than 75 percent of U.S. adults do not engage in the recommended amount of activity, and as many as 25 percent of Americans get no physical activity at all (Source). Stress, finances, gym anxiety, and time management are many of the contributing factors to people's consistent lack of motivation to workout (Source).These stressors typically stem from people focusing on changing the way they look rather than focusing on how they feel.

To make matters worse, the **COVID-19 pandemic led to a 32 percent decrease in physical activity for Americans** (Source), and many scientists believe this reduction can have long lasting physical and emotional effects. One of the glaring problems the pandemic illuminated with modern-day fitness is that people are craving more flexible workout routines that are tailor-made for their lifestyles. It's obvious that the same gym routines are not motivating people to become more physically active, so now more than ever, people need a new way to get motivated to work out.

THE SOLUTION

An app that pays you to move


WIN CASH FAST WITH ALL NEW
DASH ON DEMAND
CHALLENGES

At Paid Workout, our goal is simple: we want to encourage people to maintain a healthy lifestyle by offering incentives to work out. People often begin their fitness journey without understanding why it's important to them. They set broad, long-term goals that are ultimately unrealistic and when they don't see results fast, they lose motivation over time. However, when a tangible motivator like money is introduced, studies have shown that adults can increase their average step count and fitness output by as much as 108% (Source). This is what we're focused on at Paid Workout: motivating our users to get moving, not to change the way they look.

We designed our app to be as user-friendly as possible. Just download the Paid Workout app, take a fun, quick quiz so we can recommend the perfect group for you, and start investing in yourself by joining a $2-$10 challenge! We use a freemium pricing model, so the app is free to download, but there are additional tiers, features, or incentives that users can pay for. To get the full benefit users will subscribe to pay a weekly fee (auto-renewing) to continue participating in weekly home group challenge.


CHALLENGES
DAILY
DASH TO CASH
DASH ON DEMAND
WEEKLY
HOME GROUP
HIGH ROLLER
PAID WORKOUT
CASH WON $56.35
2 ACTIVE CHALLENGES
CHALLENGES
HOME GROUP
DASH TO CASH

We have four, fun types of challenges for our users to choose from. Home Group challenges have users compete for 7 days against people of similar skills and capabilities. Dash to Cash has users crush a short workout and win! Enterprising users can enter our High Roller challenges to win big money jackpots. Lastly, our latest challenge, Dash on Demand invites users to smash a 30 or 60 minute workout anytime within a 24 hour period to win cash! If those challenges aren't enticing, users are invited to create their own challenge so they can move with their family and friends!

For those users who don't know where to start on their fitness journey, we plan to launch Coach programs and classes. Our amazing cast of coaches and trainers create week long programs or single on-demand classes. Users can join a coach program for $10 and have three on-demand training sessions where the top 3 on the leaderboard win CASH.

Our business model is simple. Users download the app, sign up creating a profile and join challenges with pay-ins. We derive profit when pay-in fees exceed the winners' payouts. For Example: 25 people join a $5 challenge. Challenge top-line is $125. Paid Workout pays out $75 to the winners and the net profit is $50. Typical margins are anywhere from 40% -50% depending on the challenge.

Our vision is to reach many more users, create new coach guided challenges, host live and virtual marathons and other events. Additionally, we are creating a wellness marketplace within Paid Workout to showcase a multitude of health and wellness offerings and products to a captive audience. Finally we see opportunities to partner with insurance companies, and corporations looking to improve the wellness of their employees, as well as host coach guided challenges in marathons and other events.

OUR TRACTION

We are moving the masses!


20K+ USERS ACQUIRIED IN 6 MONTHS

Paid Workout quickly achieved a stout user acquisition of 10K users in 100 days, and we quickly tracked past 20,000 users within 6 months of launch with a current user base of 21,646 users. This speedy rate of acquisition can clearly be linked to the positive experiences our users are having with our app. Paid Workout is proud to boast a slew of positive reviews in the app store with amazing testimonials. This positive feedback not only proves to us that we're connecting with our audience, but it also validates our claim that we have a product that meets the needs of the modern person. We've designed a pandemic-proof app, and these reviews support that claim.


Just downloaded
@paidworkout.
What a great app!
@jimthegreek18

What's most impressive about our app's early success is our conversion rate from **free to paid membership of 13 percent**, which is more than double that of industry standard. We attribute our success to our innovative business model, which empowers users to be the best version of themselves they can be. Our conversion rate confirms our philosophy that people no longer see fitness as simply losing weight; they see it as a means to augment wellness, which is what we're all about at Paid Workout. Additionally, Paid Workout has been featured in prominent publications such as The Oklahoman and Grit Daily.

THE MARKET

We keep our eye on the PRISE

The global app market is worth a whopping $4.4 billion (Source). The North American share of the Fitness & Weight Loss Apps alone is worth $839 million, and we aim to make our mark in that sector. Where we really set ourselves apart from our competitors is that our app can augment virtually any fitness app due to Paid Workout's business model of rewarding people to be active. Alone, our app is fantastic, but when used with another fitness app, it can be even better. We believe this flexibility lends itself well to collaborations and partnerships down the road.


PROCESS ORIENTED
REALISTIC
INTERIM

While competition is fierce in the fitness app space, there are several factors that set Paid Workout apart. We've developed an app that takes into account scientifically proven motivation factors. We've developed a motivation model called PRISE and every part of the app experience stems from the science of motivation. PRISE stands for Process Oriented, Realistic, Interim, Specific & Energized, this is the experience you will get from Paid Workout.

Moreover, we focus on inclusion and variety. We target people attitudinally and behaviourally, we call them motivation seekers, and we love creating a connection and driving accountability - that's what separates us from our competitors. Our focus on variety led to the development of the "You do You" philosophy, which allows our users to pursue their favorite activities for points. Whether users love running, spinning, yoga, tennis, golf or basketball, all activities count towards active scores. This approach gives Paid Workout the ability to market to people from all experience levels, from newbies to advanced and any level in between!


WE FOCUS ON
GETTING
PEOPLE TO
INVEST IN
THEIR HEALTH

We don't focus on superficial things like weight loss or bodybuilding; we focus on getting people to invest in their health. We designed accountability challenges that are geared for all ages, body types, and experience levels to keep people motivated and excited about fitness. Lastly, we aim to create a sense of connection and accountability for the user by building a platform that gamifies fitness and movement. This idea leverages proven, reward-based psychology that gives users a sense of reward, confidence, and exhilaration. All for a small fee!

WHY INVEST

Invest in us to invest in yourself


INSPIRING PEOPLE OF ALL SHAPES, SIZES, AND BACKGROUNDS TO GET MOVING
LET'S GET STARTED

Physical activity is a pillar of wellness, which is why we created Paid Workout to inspire people of all shapes, sizes, and backgrounds to get moving. We found early success by staying true to our goal of having people investing in their wellness, and our easy-to-use app and fun, flexible workouts have proven that we have what it takes to be the best fitness platform on the market. With your investment, we will better the lives of everyday folks while disrupting a billion-dollar market and driving shareholder value. Join Paid Workout and invest in a healthier future.

Meet Our Team



Nicole Pekerman

Director, Co-founder & CEO

A passionate leader and senior executive with incredible drive for results, consumer savvy and creative prowess growing brand and business for 2 decades in tier 1 CPG and QSR organizations running billion dollar Global brands such as Philadelphia Cream Cheese, DiGirono Pizza, Wonder Bread, Blue Box Mac N Cheese, Kraft Dressings, and Tim Hortons

Strong background in strategic branding, product development, pricing, PNL management, innovation strategy and execution, consumer insights, brand foundations, IMC strategy and creative development, and fostering collaborative and passionate teams



Michael Bluestein

Director COO Co-founder

A senior corporate and securities lawyer with 15 years of experience; Michael is a business leader whose strengths include drive for results, strategic thinking and superior client service. With extensive tech company experience, including founding and exiting an app, Michael's corporate finance, operations experience and technical knowledge is second to none. Michael is also on the board of the Canadian Securities Exchange bringing deep knowledge about corporate matters and raising capital.



Kamil Chmurzynski
Head of Mobile Development
A senior software engineer who has a passion for mobile and game app development. He started programming in high school, which eventually led to him studying computer science at Oxford University (MSc). Of the apps he's done, he's proudest of a game similar to Clash of Clans and another one like FarmVille. He worked in many roles—from leading teams, unit and UI testing, to making back ends.



Milan Poliak
Head of Platform Development
Passionate about writing clean, well-tested, and maintainable code following the best practices. Proficient in several languages and paradigms, as well as AWS. He would characterize himself as an entrepreneur, but he's also successfully occupied the roles of project manager and full-stack engineer. Along with a decade of experience, Milan brings a solid academic background with his computer engineering degree.

Offering Summary

Company	PaidWorkout Corp.
Corporate Address	2301 Collins Ave Suite 318, Miami Beach , FL 33139
Offering Minimum	$9,999.60
Offering Maximum	$1,069,997.50
Minimum Investment Amount (per investor)	$250.25

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	15,384
Maximum Number of Shares Offered	1,646,150
Price per Share	$0.65
Pre-Money Valuation	$5,010,416.45

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses

Time-Based

Friends and Family - First 5 days | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount Based

Tier 1 perk - ($500 + free month of challenges (home groups))

Tier 2 perk - ($1000 + Exclusive investor challenge + PW Swag)

Tier 3 perk - ($5,000+ Exclusive investor challenge + free high roller + PW Swag)

Tier 4 perk - ($10,000+ Exclusive investor challenge + free high roller entry + new apple watch + 5% bonus shares)

Tier 5 perk - ($25,000+ Exclusive investor challenge + free high roller entry + new apple watch 10% bonus shares)

Tier 6 perk - ($50,000+ Exclusive investor challenge + free high roller entry + new apple watch + 15% bonus shares)

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Paid Workout Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $.65 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $65. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

** Note that non-bonus share perks do stack with the other live offering perks. All perks occur when the offering is completed.*

** All perks occur when the offering is completed which will be the highest bonus rate they are eligible for.*

Perk Information

Investor Challenge - We will create a special investor challenge that only investors at these levels will be able to see and participate in. They will have to create profiles on the app in order to participate and we can set the payout @ $1000 and we can either do cash payout and certificate for bragging rights or we can direct the payout to any charity the winner chooses.

PW Swag – we have workout clothes (leggings, shirts, t-shirts) and water bottles that we can send in a branded box with a personalized thank you card

High roller challenge – free entry into our current running high roller challenge on the app

Free month of Home Groups – user registers for app and is given 4 free weeks of home groups to participate in and potentially win cash!

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

PaidWorkout RallyOn Script

Nicole:

Unlocking achievements, dominating the competition, dueling, building, challenging, mastering, WINNING! We aren't your typical game app.

ALT INTRO:

Unlocking achievements, dominating the competition, dueling, building, challenging, mastering, WINNING! You don't need a huge screen, expensive equipment or multiple cords for this game.

We're Paid Workout, a leader in wellness gaming that's using this ☒ to motivate this ☒☒ and create lots of these 😁. We're built on the premise that money makes you move.

With digital fitness apps booming and generating $4.4 billion globally, imagine the number of people we could motivate to get active and feel great—with wellness gaming where cold, hard cash is the reward

Paid Workout leans into behavioral science and psychology with weekly challenges that continuously motivate users. We're in the business of building sustainable fitness habits through real cash incentives that are scientifically proven to boost motivation.

And so far, we'd say that the work out business is working out nicely in our favor.

We hit 10,000 users in 100 days, and 20,000 users just 6 months from launch—appealing to motivation seekers and fitness junkies alike. With so many users paying-in to join challenges, we've funded over $65K in cash payouts to 1,200 winners, delivering remarkable progress for our members.

Insert: Testimonial_IMG_0475

"Paid Workout has changed my life. It draws out your competitiveness and for me, it draws out my competitiveness within myself: comparing my score to yesterday and to the week before, and then also to others because you want to be #1."

Insert: Testimonial_IMG_0405

"We keep pushing ourselves to be active and get paid to do so. And it's a lot of fun."

Insert: Testimonial_IMG_0405—Approx 7 secs, from 0:23 - 0:30.

"—And now I am literally obsessed. Everytime I sit there, and I'm like, someone's ahead of me by two hundred, three hundred points, I'm like what's it going to take, what's it going to take—"

We're revolutionizing the fitness industry by truly driving behavior change—a 12.5% conversion rate from free to paid that's over double that of the industry standard speaks for itself.

The Paid Workout app pairs an innovative proprietary algorithm that captures fitness metrics—like calories and heart rate—with a patent pending process of equivalizing BMIs across our diverse community. This generates unique active scores that are clear, meaningful, and fair.

That's our overly scientific way of saying this gal (insert)* and this dude (insert)* have an equal shot of winning in head to head competition. Because it's truly about your personal exertion!

Users participate with any exercise that can be tracked by a phone or wearable, meaning it compliments your existing workout programs, instead of replacing them. You can literally use your earnings from Paid Workout for whatever you want—including covering the cost of the cycling class you just crushed!

Our vision is to reach many more users, create new coach-guided challenges, host live and virtual marathons and other events. In addition, we are creating a wellness marketplace within Paid Workout where a captive audience can shop all things health, wellness and fitness.

Finally, we are looking to partner with insurance companies, and corporations looking to improve the wellness of their employees… a slew of exciting near and long term opportunities await.

Investing in your health will always be money well spent—because ultimately health is wealth, and the vision of who you want to be is the greatest asset you have.

Join Paid Workout today.

<u>Current Main Campaign Video</u>

Yoga Girl: I do it… for the shades

Spinning Guy: I do it…for the socks

Gym Girl: I do it… for the bling

Running Mom with stroller: I do it…for ice cream, I share…

Weighted Vest Runner: why do I work out? to get paid!!

VO: Workout, WIN, Get Paid

Paid workout app logo appears on the screen

<u>The Solution Section Video</u>

Nicole Pekerman VO:

Welcome to Paid Workout.

Here's what you need to know to get paid. Join any of our challenges, workout, gain active points, beat the competition, and you walk away with the cash.

We've created multiple challenges to keep you motivated including: 7-day weekly challenges, daily 30 minute challenges, challenges created and hosted by fitness instructors, high roller challenges where you can win big, live 30 & 60-minute challenges and custom challenges you can create.

Now go workout, win, and get paid!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARTICLES OF INCORPORATION
FOR RESULTING FLORIDA PROFIT CORPORATION
In compliance with Chapter 607 and/or Chapter 621, F.S. (Profit)

ARTICLE I NAME

The name of the corporation shall be: PaidWorkout Corp.

ARTICLE II PRINCIPAL OFFICE

The principal place of business/mailing address is:

Principal street address	Mailing address, if different is:
2301 Collins Ave, Suite 318	2301 Collins Ave, Suite 318
Miami Beach, FL, 33139	Miami Beach, FL, 33139

ARTICLE III PURPOSE

The purpose for which the corporation is organized is:

The Corporation may transact any and all lawful business for which corporations may be organized under the Florida Business Corporation Act.

ARTICLE IV SHARES

The number of shares of stock is: See Schedule A Attached.

ARTICLE V OFFICERS AND/OR DIRECTORS

Name and Title: Michael Bluestein, Director
Address: 2301 Collins Ave, Suite 318
Miami Beach, FL, 33139

Name and Title: Nicole Pekerman, Director, CEO
Address: 2301 Collins Ave, Suite 318
Miami Beach, FL, 33139

Name and Title:
Address:

Name and Title:
Address:

Name and Title:
Address:

Name and Title:
Address:

ARTICLE VI REGISTERED AGENT

The **name and Florida street address** (P.O. Box NOT acceptable) of the registered agent is:

Name: Michael Bluestein

Address: 2301 Collins Ave, Suite 318

Miami Beach, FL, 33139

****

Having been named as registered agent to accept service of process for the above stated corporation at the place designated in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity

____
Required Signature/Registered Agent

August 20, 2021
Date

SCHEDULE "A"

ARTICLE IV OF THE ARTICLES OF INCORPORATION OF PAIDWORKOUT CORP.

4.01 General. The total number of shares of all classes of capital stock of the Corporation ("Shares") that the Corporation shall have the authority to issue is 100 million, consisting of the following classes:

(1) 50 million Shares of common stock, $0.0001 par value per share ("Class A Common Stock");

(2) 50 million Shares of Class B Common Stock, $0.0001 par value per share ("Class B Common Stock"); and

4.02 Class A Common Stock and Class B Common Stock. Except as set forth in this paragraph 4.02, the Class A Common Stock and the Class B Common Stock shall have the same rights and privileges, share ratably in all assets of the Corporation upon its liquidation, dissolution or winding-up, shall be entitled to receive dividends in the same amount per share and at the same time when, as and if declared by the Corporation's board of directors, and be identical in all other respects as to all other matters, except voting.

(1) Except as may be otherwise required by law or these Articles of Incorporation, as amended, each holder of Class A Common Stock shall have one vote in respect of each share of Class A Common Stock held of record on all matters voted upon by the shareholders. The holders of Class B Common Stock shall have no voting rights except as required by the Florida Business Corporation Act. Where shares of Class B Common Stock are entitled to vote, each holder of Class B Common Stock shall have one vote in respect of each share of Class B Common Stock held of record solely on the matters as to which such shares are entitled to vote and subject to the rights and limitations specified by the Florida Business Corporation Act.

(2) In the event of any stock split, combination or other reclassification of shares of either the Common Stock or the Class B Common Stock, the outstanding shares of the other class shall be proportionately split, combined or reclassified in a similar manner; *provided, however*, that in any such transaction, holders of Class A Common Stock shall receive only shares of Class A Common Stock in respect of their shares of Class A Common Stock and holders of Class B Common Stock shall receive only shares of Class B Common Stock in respect of their shares of Class B Common Stock.

(3) In the event of any merger, consolidation, reclassification or other transaction in which the shares of Class A Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, each share of Class B Common Stock will at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that each share of Class A Common Stock would be entitled to receive as a result of such transaction, *provided that* at the election of the holder of shares of Class B Common Stock, any securities issued with respect to the Class B Common Stock shall be nonvoting under the resulting institution's organizational documents to the same extent as the Class B Common Stock is nonvoting and the Corporation shall make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Class B Common Stock then outstanding) and take such other actions necessary to ensure that the holders of the Class B Common Stock shall retain securities with substantially

the same rights and benefits, including the right to convert Class B Common Stock into common stock, as the Class B Common Stock. Subject to the immediately preceding sentence, in the event the holders of Class A Common Stock are provided the right to convert or exchange Class A Common Stock for stock or securities, cash and/or any other property, then the holders of the Class B Common Stock shall be provided the same right based upon the number of shares of Class A Common Stock such holders would be entitled to receive if such shares of Class B Common Stock were converted into shares of Class A Common Stock immediately prior to such offering. In the event that the Corporation offers to repurchase shares of Class A Common Stock from its stockholders generally, the Corporation shall offer to repurchase Class B Common Stock pro rata based upon the number of shares of Class A Common Stock such holders would be entitled to receive if such shares were converted into shares of Class A Common Stock immediately prior to such repurchase. In the event of any pro rata subscription offer, rights offer or similar offer to holders of Class A Common Stock, the Corporation shall provide the holders of the Class B Common Stock the right to participate based upon the number of shares of Class A Common Stock such holders would be entitled to receive if such shares were converted into shares of Class A Common Stock immediately prior to such offering; provided that at the election of such holder, any shares issued with respect to the Class B Common Stock shall be issued in the form of Class B Common Stock rather than Class A Common Stock.